SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2007

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
POLITENO INDÚSTRIA E COMÉRCIO S.A.

RELEVANT FACT

BRASKEM S.A. (“Braskem”) and POLITENO INDÚSTRIA E COMÉRCIO S.A. (“Politeno”), in compliance with CVM Instructions No. 319/99 and 358/02, hereby notify their shareholders and the market of the following:

BACKGROUND

The transaction herein described is a part of Braskem’s restructuring process, the steps of which have been widely disclosed to the market through relevant facts dated July 31, 2001; July 26, 2002; March 16, 2003; July 16, 2003; December 09, 2003; March 08, 2004 and May 15, 2006.

During this process, on August 16, 2002, Braskem was formed, followed by the following transactions, accomplished during 2003 and 2006: (i) the merger of OPP Quimica S.A., Nitrocarbono S.A., Economico S.A. Empreendimentos and Copene Monomeros Especiais S.A; (ii) the acquisition of common shares held by minority shareholders of Trikem S.A. and Politalden Petroquímica S.A. (“Polialden”); (iii) the migration of minority shareholders of Trikem to Braskem through public offer to acquire the common shares arising from an increase in ownership in Trikem, ending with the merger of Trikem into Braskem on January 15, 2004; (iv) the merger of Trikem into Braskem on January 15, 2004; (v) the acquisition of the totality shares held by SPQ Investimentos e Participações Ltda., Sumitomo Chemical Co. Ltd. and Itochu Corporation of the Politeno’s capital stock on April 04, 2006; and (vi) the merger of Polialden on May 31, 2006.

The creation of Braskem and the steps of the corporate restructuring completed through the present date are designed to attain synergies, consolidate competitive advantages and align the interests of shareholders of first and second generation petrochemical companies, creating the conditions for the emergence of a world-class Brazilian petrochemical company.

CURRENT PHASE OF THE RESTRUCTURING PROCESS

Continuing the above-mentioned restructuring process, the current phase consists of the merger of Politeno into Braskem, the purpose of which is described below, through which all holders of outstanding shares of Politeno will have the right to receive Braskem class “A” preferred shares in exchange for their outstanding shares of Politeno to be cancelled as a result of the above-mentioned merger or exercise the withdrawal right pursuant to the terms described below and in accordance with the Merger Protocol and Justification (Protocolo e Justificacao de Incorporacao), in compliance with the provisions of Law no. 6,404/76.

In this regard, and taking into account the purposes and objectives of the transaction, as presented in this Relevant Fact, the members of the Board of Directors of Braskem and Politeno approved unanimously, on March 15, 2007, the proposal to have Politeno merged into Braskem, and the convocation of Extraordinary General Shareholders’ Meetings of Braskem and Politeno, to be held on Apil 02, 2007, for purposes of deliberating on the merger. Furthermore, the transaction benefits from the favorable opinions of the Fiscal Councils of Braskem, which met on March, 15, 2007.

In order to enable the attribution of Braskem’s class “A” preferred shares to Politeno’s shareholders in exchange for their outstanding shares of Politeno to be cancelled as a result of the merger, and in order to respect the limit on the issuance of non-voting shares or shares with restricted voting rights provided by paragraph 1, article 4 of Braskem’s bylaws, will be subject of deliberation of Braskem’s Extraordinary General Meeting, prior to deliberation related to the merger of Politeno, the conversion of 486.530 (four hundred and eighty-six thousand and five hundred and thirty) class “A” preferred shares for 486.530 (four hundred and eighty-six thousand and five hundred and thirty)) common shares, in the proportion of 1 (one) class “A” preferred share to 1 (one) common share of holders of Braskem’s class “A” preferred outstanding shares which, present at the Meeting, manifest interest in such manner, in proportion to the number of class “A” preferred shares owned in Braskem’s total capital stock. If there are more class “A” preferred shares to be converted into common shares than the above-referenced limit, the additional class “A” preferred shares will be divided among the shareholders attending the Meeting that manifest interest in converting their shares, in the proportion of class “A” preferred shares converted by such shareholders or of the remaining preferred shares.

POLITENO MERGER PROCESS

The merger of Politeno into Braskem is consistent with Braskem’s public commitment to offer all minority shareholders of its controlled companies the opportunity to migrate to the controlling company Braskem, thus having the statutory right to sell their interest jointly under the same conditions as Braskem’s controlling shareholder in the event of a change in control of Braskem (100% tag along), and other advantages of shareholders of companies classified as a Level 1 corporation under the Corporate Governance Guidelines of the Sao Paulo Stock Exchange (Regulamento de Praticas de Governanca Corporativa da Bolsa de Valores do Estado de Sao Paulo-BOVESPA), in light of the fact that Braskem has complied with such guidelines since February 2003.

The merger will also bring advantages to the companies involved, including (i) alignment of interests of all shareholders; (ii) creation of value through attaining additional synergies; (iii) an increase in the number of outstanding shares in the market; (iv) simplification of the corporate structure, allowing the market and investors to have a better understanding of the same; and (v) providing better opportunities for the use of capital markets to fund the growth program.

Through this process, Politeno will merge into Braskem, and Politeno’s shareholders’ equity, the value of which will be determined pursuant to its book value, will be transferred to Braskem, which will be Politeno’s legal successor pursuant to Brazilian Law No. 6,404/76, such process thus resulting in Politeno’s lawful dissolution.

On the date of the Extraordinary General Shareholders’ Meeting to deliberate on the merger transaction of Politeno into Braskem, Braskem will hold 62,422,578,041 (sixty-two billions, four hundred and twenty-two millions, five hundred and seventy-eight thousand and forty-one) common shares and 907.315.963 (nine hundred and seven million, three hundred and fifteen thousand, nine hundred and sixty three) preferred shares class “A” and 282.819.502 (two hundred and eighty two millions, eight hundred and nineteen thousand and five hundred and two) preferred shares class “B”, representing 100% of the voting capital and 96.16% of total capital of the merger transaction.

VALUATIONS AND BASE DATE

PricewaterhouseCoopers Auditores Independentes, a partnership (sociedade civil) located in the city of Sao Paulo, at Av. Francisco Matarazzo, no. 1,400, from the 7th to the 11th and from the 13th to the 20th floors, Torino Tower, registered with the CNPJ/MF under no. 61.562.112/0004 -73 and also registered with the Regional Accounting Council of the State of Bahia (Conselho Regional de Contabilidade do Estado da Bahia) under No. CRC 2SP000160/O-5 “F” BA (“PricewaterhouseCoopers Independent Auditors”), the nomination and appointment of whom must be ratified by the General Shareholders’ Meetings of Braskem and Politeno, conducted a review of the shareholders’ equity of Braskem and Politeno based upon the figures contained in the Balance Sheets of both companies dated as of December 31, 2006 (“Merger Base Date”) for purposes of determining the accounting entries of Braskem and calculating the reimbursement value for Politeno’s outstanding shares in the event that Politeno shareholders exercise their withdrawal rights resulting from this merger (“Valuation Report of Book Value of Shareholders’ Equity”).

According to the aforementioned appraisals, the book value of Politeno’s shareholders’ equity to be transferred to Braskem is R$ 498,982,543.92(four hundred and ninety-eight millions, nine hundred and eighty-two, five hundred and forty-three reais and ninety-two centavos). The variations of shareholders’ equity in the period between the Merger Base Date and the effective date of the merger will be accounted for by Braskem.

PricewaterhouseCoopers Independent Auditors prepared, pursuant to applicable Brazilian accounting principles, an appraisal report based on the fair market value of the shareholders’ equity of Braskem and Politeno (“Valuation Report of the Fair Market Value of Shareholders’ Equity”), using the same criteria and the same date for both companies, in accordance with Article 264 of Brazilian Law No. 6,404/76 and the paragraphs thereof. The Valuation Report of the Fair Market Value of Shareholders’ Equity was based upon immobilized asset valuation reports prepared by the specialized company Stima Engenharia Ltda., registered before CREA-SP under no. 071.708 -8, headquartered at Avenida Fagundes Filho, n° 191, apartment 102, 10th floor, Sao Paulo – SP, enrolled before the National Register of Legal Entities – CNPJ under no. 06.932.665/0001 -10. This company was responsible for the appraisal of the fair market value of the immobilized assets of Braskem and of Politeno, using the same criteria and on the Merger Base Date, the indication, appointment and approval of which shall be ratified in the General Shareholders’ Meetings of Braskem and Politeno.

SHARE EXCHANGE RATIO FOR PURPOSES OF THE MERGER OF POLITENO INTO BRASKEM

For purposes of complying with article 264 of Brazilian Law No. 6,404/76 and providing a factor to be considered in determining the exchange ratio of Politeno’s outstanding shares for Braskem’s class “A” preferred outstanding shares, the shareholders’ equity of Politeno and Braskem were appraised pursuant to the same criteria, at fair market value, on the Merger Base Date, as described in the Valuation Report of the Fair Market Value of Shareholders’ Equity prepared by PricewaterhouseCoopers Independent Auditors, based on the immobilized assets valuation performed by Stima Engenharia Ltda., as described in the table below.

In this context, based upon the Valuation Report of Book Value of Shareholders’ Equity and in an effort to encourage the migration of Politenos’s shareholders to Braskem’s shareholder base, the exchange ratio of Politeno’s outstanding shares for Braskem’s preferred class “A” outstanding shares in the current merger transaction will be of 1 (one) Braskem shares for each Politeno’s 1,656 (one thousand, six hundred and fifty-six) share lot, according to the table below:

	BRASKEM	POLITENO

Current Number of Shares Issued (*)	356,038,866	66,152,471,144

Fair Market Value of Shareholders’ Equity (in R$)	7,848,501,338.06	811,129,051.02

Value per share based on Fair Market Value (in R$)	22.043945	0.012262

Exchange Ratio at Fair Market Value	1	1,798

Book Value of Shareholders’ Equity (in R$)	4,447,511,445.33	498,982,543.92

Value per share based on Book Value (in R$)	12.491646	0.007543

Exchange Ratio at Book Value of SE	1	1,656
(to be considered for the current operation)

(*) disregard 14,363,480 shares which are in treasury.

REIMBURSEMENT VALUE FOR POLITENO SHARES IN CASE OF EVENTUAL WITHDRAWAL

The reimbursement value of the shares held by Politeno’s shareholders who may eventually dissent from the merger transaction will be determined on the basis of an appraisal of the book value of Politeno’s shareholders’ equity, in accordance with the provisions of article 45 of Brazilian Law No. 6,404/76. Politeno dissenting shareholders shall have the right to exercise their right to reimbursement to those shares held in their names as of the time of publication of the notice of general shareholders meeting, in accordance with article 137 Paragraph 1 of Brazilian Law No. 6,404/76.

The amount of reimbursement that the Politeno dissenting shareholders shall be authorized to receive is as set forth in the table below:

Book Value of POLITENO (in R$):	Book Value per tranche of 1.000 preferred shares for reimbursement purposes (in R$):
498,982,543.92	7.543

In accordance with article 137, paragraph 3 of Brazilian Law No. 6,404/76, if the management of Braskem believes that the payment of the reimbursement value of the shares of any dissenting Politeno shareholders will adversely affect the financial liquidity of Braskem, Extraordinary General Shareholders’ Meetings of Braskem and Politeno will be immediately convened, in compliance with legal terms, in order to reanalyze the proposed merger transaction, and, if necessary, to unwind the transaction.

CAPITAL INCREASE AT BRASKEM

Due to the merger of Politeno into Braskem, in accordance with the Valuation Report of Book Value of Shareholders’ Equity and in order to support a new issue of shares by Braskem, Braskem’s capital stock will be increased by R$ 19,157,178.94 (nineteen millions, one hundred and fifty seven thousand, one hundred and seventy eight reais and ninety four centavos), net of the interest that Braskem has in Politeno’s capital stock, which will be cancelled.

The above-mentioned increase in Braskem’s capital will be performed through the issue of 1.533.670 (one million, five hundred and thirty three thousand and six hundred and seventy) class “A” preferred shares, all entitled to the rights and advantages contemplated in Braskem’s bylaws and to be allocated to the shareholders of Politeno in exchange for their Politeno shares which will be cancelled, all of which will be carried out in accordance with the exchange ratio disclosed in this Relevant Fact, and holders of the shares issued as a result of this capital increase will be entitled to participate fully in the results of the current fiscal year.

Accordingly, upon the merger of Politeno into Braskem, and with prior conversion of class “A” preferred shares into common shares, the capital stock of Braskem will be R$3,527,428,999.72 (three billion, five hundred and twenty seven, four hundred and twenty eight thousand, nine hundred and ninety nine reais and seventy two centavos), divided into 123,978,672 (one hundred and twenty-three million, nine hundred and seventy-eight thousand, six hundred and seventy-two) common shares, 247,154,278 (two hundred and forty-seven million, one hundred and fifty-four thousand, two hundred and seventy-eight) class “A” preferred shares, and 803,066 (eight hundred and three thousand and sixty-six) class “B” preferred shares, so that article 4 of the bylaws of Braskem will read as follows: “Article 4 - The capital stock is R$3,527,428,999.72 (three billion, five hundred and twenty seven, four hundred and twenty eight thousand, nine hundred and ninety nine reais and seventy two centavos), divided into 123,978,672 (one hundred and twenty-three million, nine hundred and seventy-eight thousand, six hundred and seventy-two) common shares, 247,154,278 (two hundred and forty-seven million, one hundred and fifty-four thousand, two hundred and seventy-eight) class “A” preferred shares, and 803,066 (eight hundred and three thousand and sixty-six) class “B” preferred shares”.

GENERAL CONDITIONS

PricewaterhouseCoopers Independent Auditors and Stima Engenharia Ltda. hereby declare that they do not have any relationship that would cause a conflict of interest, actual or potential, with the controlling shareholders of Braskem and any of the companies involved in the merger transaction, their respective controlling or minority shareholders or in connection with the merger subject of this Relevant Fact.

The 1,533,670 (one million, five hundred and thirty three thousand and six hundred and seventy) new class “A” preferred shares to be issued by Braskem will be allocated on the date of the merger to the shareholders of Politeno, which currently hold 412,901,157 (four hundred and twelve million, nine hundred and one thousand, one hundred and fifty seven) preferred shares class “A” and 2,126,856,433 (two billions, one hundred and twenty six millions, eight hundred and fifty six thousand and four hundred and thirty three) preferred shares class “B”, and (i) will be entitled to all of the rights contemplated in Braskem’s bylaws in effect on that date; (ii) will be entitled to dividend payments under the same conditions as the respective classes of outstanding shares; and (iii) will be entitled to full dividends related to the fiscal year ending December 31, 2007.

This corporate restructuring will be communicated to the U.S. Securities and Exchange Commission - SEC and to the Latin American Stock Market at the Madrid Stock Exchange LATIBEX (Mercado de Valores Latinoamericanos da Bolsa de Valores de Madrid).

The estimated costs of the merger transaction described in this Relevant Fact are approximately of R$1,000,000.00 (one million reais), including publication expenses and fees of auditors, appraisers, advisors and lawyers.

The Valuation Reports, Merger Protocol and Justification (Protocolo de Incorporacao e Justificacao), along with all other relevant documents, will be made available to the shareholders of Braskem and Politeno for examination as of March 16, 2007, from 09:00 a.m. to 5:00 p.m., at the address of their respective head offices, namely: (i) Braskem: Rua Eteno, 1561 - COPEC - Camacari - Bahia; and (ii) Politeno: Rua Benzeno, n° 2391, COPEC, CEP 42810-000, Camacari - Bahia. Copies of this material will be available at the Brazilian Securities and Exchange Commission (Comissao de Valores Mobiliarios -

CVM) and at the Sao Paulo Stock Exchange (Bolsa de Valores de Sao Paulo - BOVESPA) as of March 16, 2007. Shareholders of Braskem and Politeno who may wish to consult and examine the documents are required to schedule a date and time for a visit through the following telephone numbers: 55-11-3443-9529 and 55-11-3443-9178, with the Investors Relations Department. A summary of the information with respect to this transaction will be available at Braskem’s website (www.braskem.com.br).

Sao Paulo, March 15, 2007

______________________________________
Braskem S.A.
Carlos José Fadigas de Souza Filho
Investor Relations Director

______________________________________
Politeno Indústria e Comércio S.A.
Carlos José Fadigas de Souza Filho
Investor Relations Director

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 20, 2007
BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.